

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via e-mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
 Concha Y Toro Winery, Inc.
Casilla 213
Avda. Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re: Concha Y Toro Winery, Inc.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed January 10, 2012**
> **File No. 001-13358**

Dear Mr. Venegas:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Melissa N. Rocha for

　　　　　　　　　　　　　　　Tia Jenkins
　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　Office of Beverages, Apparel, and
　　　　　　　　　　　　　　　Mining